UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

RA MEDICAL SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74933X104

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74933X104

1	Names of reporting persons Martin Burstein
2	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,956,203(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,956,203(1)

9	Aggregate amount beneficially owned by each reporting person 1,956,203(1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11	Percent of class represented by amount in Row (9) 14.6%(2)
12	Type of reporting person (See Instructions): IN

(1)	Consists of 1,606,203 shares of common stock held of record by a family trust of which the reporting person is the sole trustee and 350,000 shares of common stock held of record by a family trust of which the reporting person’s spouse is the sole trustee.

(2)	This percentage is based on 13,407,995 shares of the issuer’s common stock outstanding as of November 20, 2019, as reported in the issuer’s periodic report for the quarterly period ended September 30, 2019.

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CUSIP No.: 74933X104

Item 1(a).	Name of issuer: Ra Medical Systems, Inc.

Item 1(b).	Address of issuer’s principal executive offices: 2070 Las Palmas Drive Carlsbad, California 92011

Item 2(a).	Name of person filing: Martin Burstein

Item 2(b).	Address of principal business office or, if none, residence: 7393 Melodia Ter. Carlsbad, California 92011

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number: 74933X104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________

Item 4.	Ownership. The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page of this statement and is incorporated herein by reference.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certifications. Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2020
/s/ Martin Burstein
Martin Burstein

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